DRONE GUARDER, INC.

July 23, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Greg Dundas

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Drone Guarder, Inc.

Registration Statement on Form S-1

File No. 333-223882

Dear Mr. Dundas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Drone Guarder, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 4:00 PM Eastern Standard Time on July 26, 2018, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Drone Guarder, Inc.

By:

/s/ Adam Taylor

Adam Taylor

Chief Executive Officer

86-90 Paul Street

London, England EC2A 4NE

Phone: 415-835-9463